UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-37503

CUSIP: 05580M 108

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2025

☐	Transition Report on Form 10-K	☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

B. Riley Financial, Inc.

Full Name of Registrant

Former Name if Applicable

11100 Santa Monica Blvd., Suite 800

Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90025

City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and;

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

B. Riley Financial, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 (the “Quarterly Report”) by November 10, 2025, the required filing date. The Company is also working expeditiously to finalize the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025 and June 30, 2025, which will allow us to move forward with the filing of the Quarterly Report as promptly as practical.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Yessner	(310)	966-1444
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Estimated results of operations for the three months ended September 30, 2025 are summarized as follows:

Net income available to common shareholders for the three months ended September 30, 2025 is estimated to be in the range of $67 million to $77 million, or $2.19 to $2.52 net income per diluted common share compared to a net loss available to common shareholders of $(286) million or $(9.39) per diluted common share for the three months ended September 30, 2024. Results for the quarterly period ended September 30, 2025 include an unrealized gain of approximately $53 million on investments.

Cash, cash equivalents, and restricted cash as of September 30, 2025 of approximately $185 million, which included approximately $184 million of cash and cash equivalents and $1 million of restricted cash. This is a decrease in cash, cash equivalents, and restricted cash from $247 million as of December 31, 2024. In the comparable quarter ended September 30, 2024, cash, cash equivalents, and restricted cash totaled $153 million.

Total securities and other investment, loans receivable, and amounts due from clearing brokers are estimated to be approximately $600 to $620 million at September 30, 2025. Total assets of the Company are estimated to be approximately $1.7 billion at September 30, 2025, a decrease from approximately $2.2 billion in the comparable period ended September 30, 2024 and a decrease from approximately 1.8 billion in the period ended December 31, 2024. The decrease in total assets relative to the period ended September 30, 2024 is primarily driven by a decrease in Assets from Discontinued Operations of approximately $364 million and by a decrease in Loans Receivable at Fair Value of approximately $97 million. The decrease in total assets relative to the period ended December 31, 2024 is primarily driven by a decrease in Assets Held for Sale of approximately $85 million.

Total debt is estimated to be approximately $1.44 billion at September 30, 2025, a decrease of approximately $619 million from $2.06 billion at September 30, 2024 and a decrease of approximately $330 million from $1.77 billion at December 31, 2024. The decrease in total debt during the twelve months ended September 30, 2025 includes approximately $347 million primarily related to the servicing of existing debt, approximately $145 million reduction in the outstanding balance from retiring the senior notes due February 28, 2025, and approximately $127 million related to the exchange of certain senior notes. The decrease in total debt during the nine months ended September 30, 2025 includes approximately $145 million reduction in the outstanding balance from retiring the senior notes due February 28, 2025, approximately $127 million related to the exchange of certain senior notes, and $58 million primarily related to the servicing of existing debt.

The Company is working to finalize the Quarterly Reports on Form 10-Q for the three months ended March 31, 2025 and the Quarterly Report on Form 10-Q for the three months ended June 30, 2025.

B. Riley Financial, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 2025	By:	/s/ Scott Yessner
Scott Yessner
Chief Financial Officer

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